

August 23, 2010

Jan Telander
Progreen Properties, Inc.
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

> **Re: Progreen Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **File No. 000-25429**

Dear Mr. Telander:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 14

1.   As it is disclosed in footnote 9 on page 24, we note that the company's financial statements have been prepared on a going concern basis. However your auditor's report does not include the going concern explanatory paragraph as required by AU Section 341. Please advise or have your auditor reissue their opinion accordingly.

Consolidated Balance Sheet, page 15

2.   We note approximately $807K was recognized as amount due from a related party subscriber under subscription receivable. Please explain to us why this amount is not being shown as a deduction from stockholder's equity. Refer to SAB Topic 4.E.

Note 4 – Related Party Secured Convertible Debenture Agreement, page 21

3.   We note the debenture with RF is convertible into common stock at the option of the holder at a conversion price equal to the average between the bid and ask price of the common stock during the period of twenty consecutive trading days. As such it does not appear this is conventional convertible debt based on the guidance in ASC 815-40-25-41. Please tell us how the conversion feature is accounted for in your financial statements and how you determined no derivative liability should have been recorded given the guidance in ASC 815-40-25, specifically paragraphs 19 – 24.

Item 9A(T) – Controls and Procedures, page 26

4.   We note that management assessed the effectiveness of internal control over financial reporting as of April 30, 2010. However it is unclear how management concluded on the effectiveness of internal control over financial reporting for the period ended. Please advise or revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Accounting Branch Chief